Exhibit 99.1

Caledonia Mining Corporation
(TSX: CAL, OTCQX: CALVF, AIM: CMCL),

Major Shareholder Notification

Toronto, Ontario – April 30, 2015: Caledonia Mining Corporation (the “Company”) (TSX: CAL, OTCQX: CALVF, AIM: CMCL) announces that it has received notification today that mutual funds managed by Allan Gray, a South African investment trust/fund manager have increased their interest in the Company to 7,039,500 common shares from 6,382,500 common shares, representing 13.5 per cent of the current issued share capital of the Company.

For more information, please contact:

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	Numis John Prior/Paul Gillam/ James Black Tel: +44 20 7260 1000

Blytheweigh Halimah Hussain/Megan Ray Tel: +44 20 7138 3204	WH Ireland Adrian Hadden/James Bavister Tel: +44 20 7220 1751